EXHIBIT 99.1

                              [SANOFI-AVENTIS LOGO]
                             BECAUSE HEALTH MATTERS


               FINAL RESULTS OF SANOFI-AVENTIS' OFFER FOR AVENTIS

        AFTER SUBSEQUENT OFFERING PERIOD, SANOFI-AVENTIS HOLDS 98.03% OF
                             AVENTIS SHARE CAPITAL


PARIS, FRANCE -- SEPTEMBER 16, 2004 -- Sanofi-Aventis (formerly known as Sanofi-Synthelabo) (PARIS: SAN, NYSE: SNY) announces that the French Autorite des marches financiers (AMF) today published the definitive results of Sanofi-Aventis' offers for Aventis after the subsequent offering periods. These results indicate that, as of the expiration of the subsequent offering periods on September 6, 2004, in aggregate an additional 21,397,038 Aventis ordinary shares had been tendered into the French, German and U.S. offers during the subsequent offering periods (including an additional 709,640 Aventis ordinary shares underlying the Aventis ADSs tendered during the subsequent offering period of the U.S. offer).

When combined with the 769,920,773 Aventis shares tendered into the offers during the initial offering period that ended on July 30, 2004, these results indicate that Sanofi-Aventis will hold 791,317,811 Aventis shares representing 98.03% of the share capital and 98.09% of the voting rights of Aventis, based on 807,204,134 shares and 806,750,129 voting rights outstanding on August 31, 2004. After giving effect to the offers, on a fully-diluted basis, Sanofi-Aventis will hold 92.44% of the share capital and 92.49% of the voting rights of Aventis.

Sanofi-Aventis will accept all the Aventis ordinary shares tendered in the offers during the subsequent offering periods and expects that the settlement of the offers and the delivery of the offer consideration in accordance with the terms of the offers will occur in respect of tendered Aventis ordinary shares on Friday, September 24, 2004 and in respect of Aventis ADSs tendered in the U.S. offer no later than Thursday, September 30, 2004 (to allow for necessary foreign exchange conversions). Euronext Paris will publish the timetable for the settlement and delivery.



EFFECT OF PRORATION AND ALLOCATION.

According to the AMF's announcement, during the subsequent offering period, in aggregate 12,147,812 Aventis ordinary shares were tendered for the standard entitlement, 4,771,829 Aventis ordinary shares were tendered pursuant to an all stock election and 4,477,397 Aventis ordinary shares were tendered pursuant to an all cash election. Because the aggregate number of Aventis ordinary shares tendered pursuant to an all stock election was less than 2.5512 times the aggregate number of Aventis ordinary shares tendered pursuant to an all cash election, the all cash election was oversubscribed. After applying the proration and allocation procedures in the manner described in the offer documentation, 2,606,972 of the Aventis ordinary shares tendered in the subsequent offering period pursuant to all cash elections were deemed to have been tendered for the standard entitlement, with the result that Sanofi-Aventis is acquiring the Aventis ordinary shares tendered in the subsequent offering period according to the following distribution:

        o    14,754,784 for the standard entitlement;

        o    4,771,829 pursuant to the all stock election; and

        o    1,870,425 pursuant to the all cash election.

As a result of this allocation and proration, holders that tendered Aventis ordinary shares (or Aventis ADSs) pursuant to an all cash election will receive the all cash consideration of (euro)68.11 per Aventis ordinary share (or an amount in U.S. dollars equal to (euro)68.11 per Aventis ADS) in respect of only 41.836% of the Aventis securities that they tendered during the subsequent offering period and will receive the standard entitlement of (euro)19.18 in cash and 0.8333 of a Sanofi-Aventis ordinary share for each Aventis ordinary share (or an amount in U.S. dollars equal to (euro)19.18 in cash and 1.6667 Sanofi-Aventis ADSs in exchange for each Aventis ADS) in respect of 58.164% of the Aventis securities that they tendered during the subsequent offering period. However, it is important to note that these figures do not take into account the effect of fractional shares and reflect the effect of rounding. The consideration that holders will receive in exchange for Aventis ordinary shares (or Aventis ADSs) that they tendered for the standard entitlement or pursuant to an all stock election will not be subject to any adjustment and will be paid in the amounts described in the offer documentation.

As previously disclosed, the results of the application of the proration and allocation adjustments to tenders in the subsequent offering period differ from the results of their application to tenders in the initial offering period ended July 30, 2004, which were described in our press release dated August 12, 2004.

In aggregate, taking into account the 769,920,773 Aventis ordinary shares acquired in connection with the initial offering period ended July 30, 2004 and the 21,397,038 Aventis ordinary shares to be acquired in connection with the subsequent offering period ended September 6, 2004, Sanofi-Aventis will have acquired 791,317,811 Aventis ordinary shares according to the following distribution:

        o    679,316,145 for the standard entitlement;

        o    80,462,562 pursuant to the all stock election; and

        o    31,539,104 pursuant to the all cash election.

DIVIDEND PAYMENT DATE

Under the terms of the offers, each Sanofi-Aventis ordinary share issued to tendering holders of Aventis ordinary shares will entitle the holders (provided they continue to hold the Sanofi-Aventis ordinary shares through payment) to receive the dividend of (euro)1.02 that the shareholders of Sanofi-Aventis approved for distribution in respect of Sanofi-Aventis's 2003 results. This dividend will be paid on September 30, 2004, to the holders of the new
Sanofi-Aventis ordinary shares as of the close of business on September 29, 2004. An interim dividend of (euro)0.97 per share has already been distributed on the existing Sanofi-Aventis ordinary shares. The balance of (euro)0.05 remaining on the 2003 dividend will also be paid on these existing Sanofi-Aventis ordinary shares on

September 30, 2004, to whomever holds those existing Sanofi-Aventis ordinary shares as of the close of business on September 29, 2004.





STUDY OF MERGER OF AVENTIS WITH AND INTO SANOFI-AVENTIS

As previously announced, following the acquisition of control of Aventis by Sanofi-Aventis on August 20, 2004, and in order to create a more streamlined legal structure that better reflects the operational organization of the new Group, the Board of Directors of Sanofi-Aventis, at a meeting held on August 30, 2004, authorized the study of a merger of Aventis with and into Sanofi-Aventis with Sanofi-Aventis continuing as the surviving corporation in the merger, on the basis of an exchange ratio of 1.1739 Sanofi-Aventis ordinary shares for each Aventis ordinary share (which is equivalent to exchange ratio pursuant to the all share election in the offers, before the adjustment in respect of 2003 Aventis dividend). The study would contemplate completion of the merger by the end of 2004.


In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.



Important Information
---------------------

In connection with its acquisition of Aventis, Sanofi-Aventis has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT
INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents have been mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) which has been granted visa number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") has been made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. The subsequent offering periods in the three offers expired at the same time.

This press release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Aventis, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The Sanofi-Aventis ordinary shares (including Sanofi-Aventis ordinary shares represented by Sanofi-Aventis ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements
--------------------------

This press release contains forward-looking information and statements about Sanofi-Aventis, Aventis and their combined businesses after completion of the acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Sanofi-Aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by Sanofi-Aventis and Aventis, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus/offer to exchange included in the registration statement on Form F-4 that Sanofi-Aventis has filed with the SEC (File no: 333-112314). Other than as required by applicable law, Sanofi-Aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Aventis with the SEC at www.sec.gov and may obtain the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) and other documents filed with the AMF at www.amf-france.org. Free copies may also be obtained directly from Sanofi-Aventis on our web site at: www.sanofi-synthelabo.com.





INVESTOR RELATIONS DEPARTMENT
Philippe Goupit                 Director of Investor Relations
Arnaud Delepine                 Investor Relations Europe
Sanjay Gupta                    Investor Relations US
Anne d'Halluin-Sulzer           Investor Relations
Loic Gonnet                     Investor Relations

CONTACTS
E-mail : investor-relations@sanofi-synthelabo.com
Europe                          US
Tel : + 33 1 53 77 45 45        Tel.: + 1 212 551 40 18
Fax : + 33 1 53 77 42 96        Fax : + 1 646 487 40 18